CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee (1)(2)

Notes	$1,750,000	$53.73

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

(2)	Pursuant to Rule 457(p) under the Securities Act of 1933, unused filing fees of $432,973.31 have already been paid with respect to unsold securities that were previously registered pursuant to a Registration Statement on Form S-3 (No. 333-117770) filed by JPMorgan Chase & Co. on July 30, 2004, and have been carried forward, of which $53.73 offset against the registration fee due for this offering and of which $432,919.58 remains available for future registration fees. No additional registration fee has been paid with respect to this offering.

Pricing supplement no. 758 To prospectus dated December 1, 2005, prospectus supplement dated October 12, 2006 and product supplement no. 39-V dated October 22, 2007	Registration Statement No. 333-130051 Dated October 24, 2007 Rule 424(b)(2)

Structured Investments

JPMorgan Chase & Co.
$1,750,000
Buffered Equity Notes‡ Linked to a Weighted Basket Consisting of the Dow Jones EURO STOXX 50® Index, the Nikkei 225 Index, the NASDAQ-100 Index® and the S&P 500® Index due January 28, 2011
‡ These notes do not include a return enhancement feature

General

  The notes are designed for investors who seek an uncapped and unleveraged return equal to the appreciation of a weighted diversified basket of domestic and international indices at maturity, without upside return enhancement. Investors should be willing to forgo interest and dividend payments and, if the Basket declines by more than 20%, be willing to lose some or all of their principal.
  Senior unsecured obligations of JPMorgan Chase & Co. maturing January 28, 2011†.
  Minimum denominations of $1,000 and integral multiples in excess thereof.
  The notes priced on October 24, 2007 and are expected to settle on or about October 29, 2007.

Key Terms

Basket:

The notes are linked to a basket consisting of the Dow Jones EURO STOXX 50® Index, the Nikkei 225 Index, the NASDAQ-100 Index® and the S&P 500® Index (each a “Basket Index,” and together, the “Basket Indices”).

Component Weightings:

The EURO STOXX Weighting is 30.00%, the Nikkei Weighting is 30.00%, the NASDAQ-100 Weighting is 20.00% and the S&P 500 Weighting is 20.00% (each a “Component Weighting,” and collectively, the “Component Weightings”).

Upside Leverage Factor:	One (1). There is no upside return enhancement.
Payment at Maturity:

If the Ending Basket Level is greater than the Starting Basket Level, you will receive a cash payment that provides you with a return per $1,000 principal amount note equal to the Basket Return. Accordingly, if the Basket Return is positive, your payment per $1,000 principal amount note will be calculated as follows:

$1,000 + ($1,000 x Basket Return)

Your principal is protected against up to a 20% decline in the Basket at maturity. If the Ending Basket Level declines from the Starting Basket Level by up to 20%, you will receive the principal amount of your notes at maturity.

If the Ending Basket Level declines from the Starting Basket Level by more than 20%, you will lose 1.25% of the principal amount of your notes for every 1% that the Basket declines beyond 20%. Under these circumstances, your final payment per $1,000 principal amount note will be calculated as follows:

$1,000 + [$1,000 x (Basket Return + 20%) x 1.25]
If the Ending Basket Level declines from the Starting Basket Level by more than 20%, you could lose some or all of your investment.
Buffer Amount:	20%
Basket Return:	Ending Basket Level – Starting Basket Level Starting Basket Level
Starting Basket Level:	Set equal to 100 on the pricing date, which was October 24, 2007.
Ending Basket Level:	The Basket Closing Level on the Observation Date.
Basket Closing Level:	The Basket Closing Level will be calculated as follows:
100 x [1 + (EURO STOXX Return * EURO STOXX Weighting) + (Nikkei Return * Nikkei Weighting) + (NASDAQ-100 Return * NASDAQ-100 Weighting) (S&P 500 Return * S&P 500 Weighting)]

Each of the EURO STOXX Return, the Nikkei Return, the NASDAQ-100 Return and the S&P 500 Return is the performance of the relevant Basket Index, expressed as a percentage, from its respective closing level on the pricing date to its closing level on the Observation Date. For additional information, see “Description of Notes — Payment at Maturity” in the accompanying product supplement no. 39-V.

Observation Date:	January 25, 2011†
Maturity Date:	January 28, 2011†
CUSIP:	48123MDQ2
†	Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Payment at Maturity” in the accompanying product supplement no. 39-V.

Investing in the Buffered Equity Notes involves a number of risks. See “Risk Factors” beginning on page PS-11 of the accompanying product supplement no. 39-V and “Selected Risk Considerations” beginning on page PS-1 of this pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Fees and Commissions (1)	Proceeds to Us

Per note	$1,000	$44.50	$955.50

Total	$1,750,000	$77,875	$1,672,125

(1)	J.P. Morgan Securities Inc., which we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., will receive a commission of $44.50 per $1,000 principal amount note and will use a portion of that commission to pay selling concessions to other dealers of $25.00 per $1,000 principal amount note. See “Underwriting” beginning on page PS-74 of the accompanying product supplement no. 39-V.

For a different portion of the notes to be sold in this offering, a non-affiliated bank will receive a fee and an affiliate of ours will receive a structuring and development fee. The aggregate amount of these fees will be $44.50 per $1,000 principal amount note.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

JPMorgan

October 24, 2007

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this pricing supplement together with the prospectus dated December 1, 2005, as supplemented by the prospectus supplement dated October 12, 2006 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 39-V dated October 22, 2007. This pricing supplement, together with the documents listed below, contains the terms of the notes, supplements the term sheet related hereto dated October 24, 2007 and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 39-V, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

  Product supplement no. 39-V dated October 22, 2007:
  http://www.sec.gov/Archives/edgar/data/19617/000089109207004480/e28893_424b2.pdf

  Prospectus supplement dated October 12, 2006:
  http://www.sec.gov/Archives/edgar/data/19617/000089109206003117/e25276_424b2.pdf

  Prospectus dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002389/e22923_base.txt

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this pricing supplement, the “Company,” “we,” “us” or “our” refers to JPMorgan Chase & Co.

Selected Purchase Considerations

  UNCAPPED AND UNLEVERAGED APPRECIATION POTENTIAL — The notes provide the opportunity to earn an uncapped and unleveraged return equal to the appreciation of the Basket, without upside return enhancement. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.
  LIMITED PROTECTION AGAINST LOSS — Payment at maturity of the principal amount of the notes is protected against a decline in the Ending Basket Level, as compared to the Starting Basket Level, of up to 20%. If the Ending Basket Level declines by more than 20%, for every 1% decline beyond 20%, you will lose an amount equal to 1.25% of the principal amount of your notes.
  DIVERSIFICATION AMONG THE BASKET INDICES — The return on the notes is linked to a basket consisting of the Dow Jones EURO STOXX 50® Index, the Nikkei 225 Index, the NASDAQ-100 Index® and the S&P 500® Index. The Dow Jones EURO STOXX 50® Index consists of 50 component stocks of market sector leaders from within the Eurozone. The Dow Jones EURO STOXX 50® Index and STOXX® are the intellectual property (including registered trademarks) of STOXX Limited, Zurich, Switzerland, and/or Dow Jones & Company, Inc., a Delaware corporation, New York, USA (the “Licensors”), which are used under license. The notes are in no way sponsored, endorsed, sold or promoted by the Licensors and neither of the Licensors shall have any liability with respect thereto. The Nikkei 225 Index consists of 225 stocks listed on the First Section of the Tokyo Stock Exchange and which, therefore, are among the most actively traded on that exchange. The NASDAQ-100 Index® is a modified capitalization-weighted index of 100 of the largest non-financial companies listed on The NASDAQ Stock Market. The NASDAQ-100 Index® is a trademark of The Nasdaq Stock Market, Inc. and is licensed for use by us. The notes are not issued, endorsed, sold or promoted by Nasdaq® and Nasdaq® makes no warranty and bears no liability with respect to the notes. The S&P 500® Index consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity markets. For additional information about the Basket and each Basket Index, please see “The Dow Jones EURO STOXX 50® Index,” “The Nikkei 225 Index” “The NASDAQ-100 Index®” and “The S&P 500® Index,” in the accompanying product supplement no. 39-V.
  CAPITAL GAINS TAX TREATMENT — You should review carefully the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 39-V. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell, it is reasonable to treat your purchase and ownership of the notes as an “open transaction” for U.S. federal income tax purposes. Assuming this characterization is respected, your gain or loss on the notes should be treated as long-term capital gain or loss if you hold the notes for more than a year, whether or not you are an initial purchaser of notes at the issue price. However, the Internal Revenue Service or a court may not respect this characterization or treatment of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. You should consult your tax adviser regarding the treatment of the notes, including possible alternative characterizations.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Basket, the Basket Indices or any of the component stocks of the Basket Indices. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 39-V dated October 22, 2007.

  YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of principal. The return on the notes at maturity is linked to the performance of the Basket and will depend on whether, and the extent to which, the Basket Return is positive or negative. Your investment will be exposed on a leveraged basis to any decline in the Ending Basket Level, as compared to the Starting Basket Level, beyond the 20% buffer. Accordingly, you could lose some or all of your investment.
  CERTAIN STOCKS LISTED ON THE NASDAQ STOCK MARKET MAY BE INCLUDED IN TWO BASKET INDICES, WHICH MAY IMPACT THE BASKET RETURN — Because the S&P 500® Index is composed of the stocks of companies listed in the United States, including those listed on The NASDAQ Stock Market, and the NASDAQ-100 Index® is composed of the stocks of companies listed exclusively on The NASDAQ Stock Market, the stock of a company listed on The NASDAQ Stock Market may be included in both the S&P 500® Index and the NASDAQ-100 Index®. As a result, price movements of such a stock may have a varying impact on the Basket Return than if such a stock were included in only one of these two Basket Indices.

JPMorgan Structured Investments — Buffered Equity Notes Linked to a Weighted Basket Consisting of the Dow Jones EURO STOXX 50® Index, the Nikkei 225 Index, the NASDAQ-100 Index® and the S&P 500® Index	PS-1
  CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the cost of hedging our obligations under the notes through one or more of our affiliates. As a result, and as a general matter, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent’s commission and hedging costs, including those set forth under “Many Economic and Market Factors Will Impact the Value of the Notes” below.
  The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.
  NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing any of the Basket Indices would have.
  NO DIRECT EXPOSURE TO FLUCTUATIONS IN FOREIGN EXCHANGE RATES — The value of your notes will not be adjusted for exchange rate fluctuations between the U.S. dollar and the currencies in which the stocks underlying the Dow Jones EURO STOXX 50® Index and the Nikkei 225 Index are based, although any currency fluctuations could affect the performance of the Basket. Therefore, if the applicable currencies appreciate or depreciate relative to the U.S. dollar over the term of the notes, you will not receive any additional payment or incur any reduction in your payment at maturity.
  LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.
  POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, we are currently one of the companies that make up the S&P 500® Index. We will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the S&P 500® Index and the notes.
  MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the level of the Basket on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
    the expected volatility of the Basket Indices;
    the time to maturity of the notes;
    the dividend rate on the common stocks underlying the Basket Indices;
    interest and yield rates in the market generally;
    a variety of economic, financial, political, regulatory or judicial events;
    the exchange rate and the volatility of the exchange rate between the U.S. dollar, the European Union euro and the Japanese yen; and
    our creditworthiness, including actual or anticipated downgrades in our credit ratings.

What Is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Basket?

The following table illustrates the hypothetical total return at maturity on the notes. The “total return” as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Ending Basket Level	Basket Return	Total Return

180	80.00%	80.00%
170	70.00%	70.00%
160	60.00%	60.00%
150	50.00%	50.00%
140	40.00%	40.00%
130	30.00%	30.00%
120	20.00%	20.00%
110	10.00%	10.00%
105	5.00%	5.00%
100	0.00%	0.00%
95	-5.00%	0.00%
90	-10.00%	0.00%
80	-20.00%	0.00%
70	-30.00%	-12.50%
60	-40.00%	-25.00%
50	-50.00%	-37.50%
40	-60.00%	-50.00%
30	-70.00%	-62.50%
20	-80.00%	-75.00%
10	-90.00%	-87.50%
0	-100.00%	-100.00%

JPMorgan Structured Investments — Buffered Equity Notes Linked to a Weighted Basket Consisting of the Dow Jones EURO STOXX 50® Index, the Nikkei 225 Index, the NASDAQ-100 Index® and the S&P 500® Index	PS-2

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table on the previous page are calculated.

Example 1: The level of the Basket increases from a Starting Basket Level of 100 to an Ending Basket Level of 105.
Because the Ending Basket Level of 105 is greater than the Starting Basket Level of 100, the investor receives a payment at maturity of $1,050 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 x 5%) = $1,050

Example 2: The level of the Basket decreases from a Starting Basket Level of 100 to an Ending Basket Level of 80.
Because the Ending Basket Level of 80 is less than the Starting Basket Level of 100 by not more than the Buffer Amount of 20%, the investor receives a payment at maturity of $1,000 per $1,000 principal amount note.

Example 3: The level of the Basket decreases from a Starting Basket Level of 100 to an Ending Basket Level of 70.
Because the Ending Basket Level of 70 is less than the Starting Basket Level of 100 by more than the Buffer Amount of 20%, the Basket Return is negative and the investor receives a payment at maturity of $875 per $1,000 principal amount note, calculated as follows:

$1,000 + [$1,000 x (-30% + 20%) x 1.25] = $875

Historical Information

The following graphs show the historical weekly performance of each Basket Index as well as the Basket as a whole from January 4, 2002 through October 19, 2007. The graph of the historical Basket performance assumes the Basket level on January 4, 2002 was 100 and the Component Weightings specified on the cover of this pricing supplement on that date. The closing level of the Dow Jones EURO STOXX 50® Index on October 24, 2007 was 4357.14. The closing level of the Nikkei 225 Index on October 24, 2007 was 16358.39. The closing level of the NASDAQ-100 Index® on October 24, 2007 was 2188.59. The closing level of the S&P 500® Index on October 24, 2007 was 1515.88.

We obtained the various Basket Index closing levels below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of information obtained from Bloomberg Financial Markets. The historical levels of each Basket Index and of the Basket should not be taken as an indication of future performance, and no assurance can be given as to the closing level of any Basket Index on the Observation Date. We cannot give you assurance that the performance of the Basket Indices will result in the return of any of your initial investment.

JPMorgan Structured Investments — Buffered Equity Notes Linked to a Weighted Basket Consisting of the Dow Jones EURO STOXX 50® Index, the Nikkei 225 Index, the NASDAQ-100 Index® and the S&P 500® Index	PS-3